XODTEC LED, INC. 2F., No. 139, Jian 1st Rd., Jhonghe City, Taipei County 235, Taiwan (R.O.C.) Tel: 886-2-2228-6276

March 21, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Sharon Virga

Re:	Xodtec LED, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2010
Filed July 19, 2010
File No. 333-148005

We hereby submit the responses of Xodtec LED, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission set forth in the staff's letter, dated February 17, 2011, and we have filed amendment no. 3 to our Form 10-K to reflect our response to the comments. For the convenience of the staff, each of the staff's comments is included and is followed by our response.

Form 10-K for the Fiscal Year Ended February 28, 2010

Notes to Consolidated Financial Statements

1.
We note your response to comment one in our letter dated December 20, 2010.  We note that your financial statements for the year ended February 28, 2009 are pro forma financial statements.  The financial statements in your Form 10-K for the year ended February 28, 2009 should be the actual financial statements for the period and not pro forma financial statements.  Pro forma financial statements are not permitted.  We do not understand how your auditors were able to express their opinion on the pro forma financial statements filed.

We understand that you were acquired through a reverse acquisition on April 20, 2009.  For a reverse acquisition you should file the financial statements of the operating company that was acquired bythe shell and those financial statements must be audited.  Please revise or advise.

Company Response:

Our financial statements as of and for the year ended February 28, 2009 contained in the Form 10-K for the fiscal year ended February 28, 2010 are not pro forma financial statements.  They represent the historical financial statements of the operating company that was acquired by the shell and the financial statements were audited by Simon & Edward, LLP as described in their report included in the Form 10-K.  We have removed the term “Pro Forma” from the balance sheet, statement of operations and other comprehensive income and statement of cash flows as of and for the year ended February 28, 2009.

2.
Furthermore, please provide the following information that we previously requested in comment one in our letter dated December 20, 2010.  Please expand your footnote disclosure to discuss in detail the nature of and reasons for all your restatements as required by ASC 250-10-50 and provide all required disclosures.  As we previously requested, please ask your auditors to tell us why they did not disclose the restatement in their report and refer to footnote disclosure.

Company Response:

We have revised our Form 10-K to disclose and discuss in detail the nature and reasons for all restatements as required by ASC 250-10-50.  Amendment No. 3 to our Form 10-K includes an updated report from Simon & Edward, LLP which includes an additional paragraph that emphasizes the restatements.

Note 5 – Reverse Acquisition, page F-15

Note 6 – Capital Stock and Share-Based Payments, page F-16

3.
We note your response to comment two in our letter dated December 20, 2010.  The warrants should be valued at their fair value at the date of issuance and the remainder of the amount received from your investor should be allocated to common stock.  The warrants should be marked to market at the end of each period and the difference should be recorded as the accrued derivative.  You should not allocate the amount received from the investor to common stock, warrants and derivative liabilities on the basis of relative fair values.  Please reevaluate your financial reporting.

Company Response:

We have reevaluated our accounting for the common stock and warrants issued.  Since the number of shares the Company may issue to settle the anti-dilution provisions of the common stock subscription agreement is not fixed, we have recorded the warrants as well as the value of the additional embedded featurethat provides for the issuance of additional common shares to the investor(anti-dilution provision), at their fair values at the date of issuance.  The net proceeds received from the investor were recorded as follows:

Cash	$624,860
Common stock	$1,000
Additional paid-in capital	$623,860
To record issuance of common stock for cash

Additional paid-in capital	$1,579,780
Derivative liabilities—common stock anti-dilution provision	$1,144,287
Derivative liabilities—warrants	$435,493
To record liability for value of common stock anti-dilution provision and warrants

In addition, in accordance with ASC 815-40-35-8, we also considered the effect of the common stock anti-dilution provision on our existing outstanding warrants that were issued prior to September 29, 2009.  Because there may no longer be a sufficient number of authorized and unissued shares to settle those warrants in common stock, we have reclassified their fair value from equity to liabilities as follows at September 29, 2009:

Additional paid-in capital		$582,245
Derivative liabilities—Warrants		$582,245
To reclassify warrants from equity to liabilities	$

Forms 10-Q for the Quarterly Period Ended May 31, August 31, and November 20, 2010

General

4.	Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended February 28, 2010.

Company Response:

We are amending the quarterly reports on Form 10-Q for the periods ended May 31 2010, August 31, 2010 and December 31, 2010 to reflect the changes made in our Form 10-K in response to comments 2 and  3.

We acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff's comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (886)2-2228-6276 or Asher S. Levitsky, PC of Ellenoff Grossman & Schole LLP, our outside special securities counsel at (212) 370-1300.  You may fax any comments to Mr. Levitsky at (646) 895-7182 (direct) or (212) 370-7889.

Sincerely,

Xodtec LED, Inc.

By: /s/ Yao-Ting Su
Yao-Ting Su
Chief Executive Officer